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                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                     PARK AVENUE TOWER, 65 EAST 55TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 451-2300
                            FACSIMILE (212) 451-2222
                                www.olshanlaw.com

                                                    NEW JERSEY OFFICE
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                                                PARSIPPANY, NEW JERSEY 07054
                                                      (973) 335-7400
                                                 FACSIMILE (973) 335-8018



                                                              February 28, 2005


Ms. Jennifer Hardy
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      NuCO(2) Inc.

                  Letter dated February 14, 2005, regarding Form S-3 filed January 21, 2005 File No. 333-122226

Dear Ms. Hardy:

     We are securities counsel to NuCO(2) Inc. (the "Company"), and as such we hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance, dated February 14, 2005, in response to the filing on January 21, 2005 of the Company's Registration Statement on Form S-3 (the "Form S-3"). The Company's responses are numbered to correspond to your comments and are filed in conjunction with Amendment No. 1 to the Form S-3.

Plan of Distribution, page 19
-----------------------------

1. We note your statement on page 19 that you will name any underwriter or agent in a prospectus supplement. Please note that Rule 415(a) requires that in an "at the market" equity offering, the underwriter must be named in a prospectus that is "part of the registration statement." If the registration statement becomes effective without naming the underwriter, please confirm supplementally that a post-effective amendment will be filed for this purpose. Please revise page 19 accordingly.

          The Staff's comment is duly noted, and the Company has revised the language on page 19 to disclose the name of a potential underwriter of an "at-the-market" equity offering. Consistent with our prior discussions, the

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          Company has also confirmed that if it determines to commence an "at the market" equity offering and it has not named the underwriter(s) of such offering in the Form S-3 prior to the Form S-3 becoming effective, a post-effective amendment will be filed for this purpose.

     Exhibits
     --------
2. On page five, you state that the form of indenture has been filed as an exhibit to the registration statement, but your list of exhibits indicates that it will be filed by amendment. Please note that the Trust Indenture Act of 1939 does not permit the qualification of an indenture after effectiveness of the registration statement and that we will accordingly review the indenture when it is filed and may have comments on it or on related disclosure in the prospectus. Similarly, we will review the Statement of Eligibility of Trustee on Form T-1 when it is filed and may have comments on it or on related disclosure in the prospectus.

               The Staff is advised that the form of Indenture has been filed as exhibit 4.10 to Amendment No. 1 to the Form S-3.

                                     Closing
                                     -------

     For your convenience, under separate cover we will deliver to you four (4) marked copies (compared to the Form S-3 filed on January 21, 2005) and four clean copies (with exhibits) of Amendment No. 1 to the Form S-3.

     I welcome a further discussion on any of our points addressed within this response letter. I may be reached at 212-451-2333.

                                                              Very truly yours,

                                                              /s/ Steven Wolosky

                                                              Steven Wolosky



cc:      Eric W. Wechsler, Esq.






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